SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RITE AID CORPORATION

((NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

767754104

(CUSIP NUMBER OF CLASS OF SECURITIES – UNDERLYING COMMON STOCK

MARC A. STRASSLER, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
RITE AID CORPORATION
30 HUNTER LANE
CAMP HILL, PENNSYLVANIA 17011
(717) 761-2633

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NANCY A. LIEBERMAN, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$4,080,000	$473.69

*                 Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $4,080,000 calculated using the Black-Scholes method based on a price per share of common shares of $1.05, the average of the high and low prices of the Issuer’s common stock as reported on the New York Stock Exchange on March 16, 2011. The amount of the filing fee equals $116.10 per $1,000,000.00.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$473.69
Form or Registration No.:	005-32247
Filing party:	Rite Aid Corporation
Date Filed:	March 21, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 21, 2011, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 30, 2011, relating to an offer by Rite Aid Corporation, a Delaware corporation (the “Company”), to certain eligible associates to exchange their outstanding options to purchase shares of the Company’s common stock for new options (the “Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 21, 2011 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.  This Amendment No. 2 is filed to report the results of the Offer.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items of Schedule TO that are being amended and restated, and unaffected items are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO.

Item 4.                         Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following: The Offer expired at 11:59 p.m., Eastern Time, on April 21, 2011. The Company has accepted for cancellation and cancelled Eligible Options covering 13,984,814 shares, representing 78.5% of the total Eligible Options. Pursuant to the terms and conditions of the Offer, the Company expects to issue approximately 5,330,734 New Options in exchange for the Eligible Options surrendered in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011	RITE AID CORPORATION

	By:	/s/ Marc A. Strassler
	Name:	Marc A. Strassler
	Title:	Executive Vice President,
General Counsel, and Secretary